Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

April 14, 2014

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse Announces April Monthly Coupon Payments of $0.1764 per ETN on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and $0.2302 per ETN on its Silver Shares Covered Call ETN (ticker symbol “SLVO”)

New York, April 14, 2014 - On April 11, 2014, Credit Suisse declared $0.1764 per ETN monthly Coupon Payment for the Gold Shares Covered Call ETN (the “GLDI ETN”) and declared $0.2302 per ETN monthly Coupon Payment for the Silver Shares Covered Call ETN (the “SLVO ETN”). The respective Coupon Payments are payable on April 25, 2014 to holders of record on April 22, 2014. The ex-dividend date is April 17, 2014.

The Coupon Payments represent a current yield of approximately 14.81% per annum on the GLDI ETN and a current yield of approximately 17.69% per annum on the SLVO ETN. The “current yield” equals the current monthly Coupon Payment annualized and divided by the Closing Indicative Value of the applicable ETN on April 10, 2014.

The current yield is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such payments do not represent fixed periodic interest payments.

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Monthly coupon payments on the ETNs will vary and could be zero. Variable monthly coupons are generated from selling covered calls, which limits upside participation. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.com/etn.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive

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solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,000 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.